Purple Biotech Ltd.
4 Oppenheimer Street

Science Park

Rehovot 7670104, Israel

May 18, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	PURPLE BIOTECH LTD.
Registration Statement on Form F-3
Originally filed on December 8, 2022, as amended on May 17, 2023
File No. 333-268710

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Purple Biotech Ltd. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-268710), as amended (the “Registration Statement”), be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time on May 22, 2023, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Jayun Koo at (212) 835-4823, and that such effectiveness also be confirmed in writing.

Very truly yours,

Purple Biotech Ltd.

By:	/s/ Isaac Israel
Isaac Israel
Acting Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP